Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 15, 2008

Relating to Prospectus dated June 19, 2008

Registration Statement No. 333-151593

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated June 19, 2008 (the “Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-151593) relating to these securities. The Registration Statement and the Prospectus included therein can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1232524/000119312508132069/ds3.htm. The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities and certain other matters.

Issuer:	Jazz Pharmaceuticals, Inc. (NASDAQ: JAZZ)

Securities Offered:	Units consisting of one share of common stock and a warrant to purchase 0.45 of a share of common stock, exercisable during the period commencing six (6) months after the date of original issuance and ending six (6) years from the date of such issuance, at an exercise price of $7.37 per share of common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

Maximum Number of Units Offered:	3,848,289

Price per Unit:	$6.75625

Estimated Net Proceeds:	$24.5 million assuming we sell the maximum number of units offered and excluding the proceeds, if any, from the exercise of the warrants being offered in this offering.

Dilution:

Dilution per share to investors participating in this offering will equal $9.38 based on our net tangible book value (deficit) as of March 31, 2008 after giving effect to the sale of 3,848,289 units in this offering at a public offering price of $6.75625 per unit (or $6.70 per share of common stock included in each unit and attributing no value to the warrant included in each unit) and after deducting placement agents’ fees and estimated offering expenses payable by us. The calculation of dilution per share to investors participating in this offering assumes:

•        no exercise of outstanding options to purchase our common stock or outstanding warrants to purchase shares of our common stock;

•        no issuances of our common stock upon the vesting of outstanding restricted stock units; and

•        no exercise of the warrants being offered in this offering.

Lock-Up Provisions:	We, along with our executive officers, directors and certain of our security holders, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of ninety (90) days after the offering as set forth in the placement agent agreement with Lazard Capital Markets LLC and Leerink Swann LLC, who are acting as the placement agents in connection with the offering. However, the foregoing restriction as it applies to us and our ability to issue common stock under the committed equity financing facility we entered into with Kingsbridge Capital Limited would be applicable only for a period of sixty (60) days after the offering as set forth in the placement agent agreement with the placement agents.

Recent Issuer Developments:	While our financial statements for the quarter ended June 30, 2008 have not yet been prepared, we expect to report that revenues from the sale of Xyrem in the second quarter of 2008 exceeded Xyrem first quarter revenues in an amount generally consistent with the Xyrem revenue growth experienced in prior periods.

Based on weekly national sales data, IMS has reported a total of 5,816 prescriptions for Luvox CR though the week ended July 4, 2008, the most recent week for which data is available from IMS.(1) We are in the early stages of the launch of the product, and therefore prescription numbers are small compared with those for a more mature product. The initial response of physicians to the product has been positive.

We believe that our current cash and cash equivalents and interest earned thereon, together with the net proceeds from this offering, proceeds from the future sale of additional notes by our wholly-owned subsidiary JPI Commercial, LLC, or JPIC, under the senior secured note and warrant purchase agreement among JPIC, us and the purchasers named therein and anticipated revenues from product sales and royalties, will be sufficient to satisfy our current operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently expect. See the risk factor entitled “Our operations have generated negative cash flows, and if we are unable to secure additional funding when we need it, we may be required to reduce operations” under Part II, Item 1A of our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2008.

(1)

This information is an estimate derived from the use of information under our license from the following IMS Health information service: NPA™ (National Prescription Audit Family). IMS expressly reserves all rights, including rights of copying, distribution and republication.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer and any placement agent participating in the offering will arrange to send you the prospectus, without charge, if you request it by directing a request to: Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304 or by phone by calling 650-496-3777, or by calling 1-212-632-6717.

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